UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 11)

Under the Securities Exchange Act of 1934

Blue Sphere Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09605C301
(CUSIP Number)

Adam D. Averbach, Esq. Lazarus Management Company LLC 3200 Cherry Creek South Drive, Suite 670 Denver, CO 80209 (303) 500-8821
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☒

SCHEDULE 13D
CUSIP No. 09605C301
1	NAMES OF REPORTING PERSONS

Lazarus Management Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
645,092

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
645,092

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
645,092

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.9%

14	TYPE OF REPORTING PERSON
IA

SCHEDULE 13D
CUSIP No. 09605C301
1	NAMES OF REPORTING PERSONS

Justin B. Borus

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
645,092

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
645,092

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
645,092

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.9%

14	TYPE OF REPORTING PERSON
IN, HC

SCHEDULE 13D
CUSIP No. 09605C301
1	NAMES OF REPORTING PERSONS

Lazarus Israel Opportunities Fund LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
420,908

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
420,908

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
420,908

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.1%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 09605C301
1	NAMES OF REPORTING PERSONS

Lazarus Israel Opportunities Fund II LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
139,005

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
139,005

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,005

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 09605C301

1	NAMES OF REPORTING PERSONS

Lazarus Investment Partners LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
85,179

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
85,179

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,179

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%

14	TYPE OF REPORTING PERSON
PN

Explanatory Note

This Amendment No. 11 amends and supplements the statement on Schedule 13D originally filed by Lazarus Management Company LLC (“Lazarus Management”), Justin B. Borus, Lazarus Israel Opportunities Fund LLLP (“Lazarus Israel I”), Lazarus Israel Opportunities Fund II LLLP (“Lazarus Israel II”) and Lazarus Investment Partners LLLP (“Lazarus Partners”).  Lazarus Management, Mr. Borus, Lazarus Israel I, Lazarus Israel II and Lazarus Partners are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”  Lazarus Israel I, Lazarus Israel II and Lazarus Partners are collectively referred to as the “Funds.”  A joint filing agreement of the Reporting Persons is attached hereto as Exhibit A.  All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.  The information set forth in response to each Item shall be deemed to be a response to all Items where such information is relevant.

Reporting Persons are filing this Amendment No. 11 to report a decrease in the percentage of common stock owned by the Reporting Persons resulting from an increase in the aggregate number of shares of the Issuer’s common stock outstanding based on information contained in the Issuer’s S-1/A filed with the Securities and Exchange Commission on July 24, 2017.

Item 5.  Interest in Securities of the Issuer.

(a)-(e)  Reference is made to Items 7, 9, 11 and 13 of pages 2-6 of this Schedule, which items are incorporated by reference.  The securities reported on this Schedule by Lazarus Israel I consist of 324,754 Shares and warrants to purchase an additional 96,154 Shares (“Warrants”).  The securities reported by Lazarus Israel II consist of 118,026 Shares and 20,979 Warrants.  The securities reported by Lazarus Partners consist of 67,696 Shares and 17,483 Warrants.  The securities reported by Lazarus Management and Mr. Borus consists of the sums of the Shares and Warrants held by the Funds.  The calculation of percentage of beneficial ownership in Item 13 of pages 2-6 was calculated based on 3,682,762 Shares outstanding as of July 21, 2017 as reported by the Issuer in its Form S-1/A filed on July 24, 2017.  All securities holdings reported herein reflect a 130 for 1 reverse stock split of the Issuer’s common stock effected by the Issuer on March 24, 2017.

Lazarus Management is the investment adviser of the Funds, and consequently may be deemed to have voting control and investment discretion over securities owned by the Funds. Mr. Borus is the manager of Lazarus Management and may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Lazarus Management.   The foregoing should not be construed in and of itself as an admission by Lazarus Management or Mr. Borus as to beneficial ownership of the Shares or Warrants owned by the Funds.  Each of Lazarus Management and Mr. Borus disclaims beneficial ownership of the Shares and Warrants set forth in this Schedule 13D, except to the extent of its or his pecuniary interests therein and each Fund disclaims beneficial ownership of any Shares and Warrants owned by any other Fund.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:
Joint Filing Agreement, dated as of July 28, 2017, by and among Lazarus Management Company LLC, Justin B. Borus, Lazarus Israel Opportunities Fund LLLP, Lazarus Israel Opportunities Fund II LLLP and Lazarus Investment Partners LLLP.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 28, 2017

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

/s/ Justin B. Borus
Justin B. Borus
LAZARUS ISRAEL OPPORTUNITIES FUND LLLP By: Lazarus GP LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

LAZARUS ISRAEL OPPORTUNITIES FUND II LLLP By: Lazarus GP LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager